Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
____________________________________________________________
___________
(Name of Issuer) Westco Bancorp, Inc.
____________________________________________________________
___________
(Title of Class of Securities) Common Stock
____________________________________________________________
___________
(CUSIP Number) 957504103
____________________________________________________________
___________
(Date of Event Which Requires Filing of this Statement)
Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the
Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 957504103

 (1) Names of reporting persons..Bankmont Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
51-0275712
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-----------

 (2) Check the appropriate box if a member of a group
      (a)
      (b)  x

(3) SEC use
only.....................................................
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(4) Citizenship or place of organization..A Delaware
Corporation.....
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting
power.....1,800....................................

  (6) Shared voting
power...232,477..................................

  (7) Sole dispositive power..
 ............0.........................

  (8) Shared dispositive
power...232,477.............................
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(9) Aggregate amount beneficially owned by each reporting
person.....
234,277
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-----------
 (10) Check if the aggregate amount in Row (9) excludes
certain shares
 (see
instructions)...............................................
 ...
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(11) Percent of class represented by amount in Row
(9).9.7%..........
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(12) Type of reporting person (see
instructions)..HC................
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Page--of--Pages---------------------------------------------
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Item 1(a) Name of issuer: Westco Bancorp, Inc.

Item 1(b) Address of issuer's principal executive offices:
2121 S. Mannheim Road
Westchester, IL  60154-4363

    2(a) Name of person filing:  Bankmont Financial Corp
____________________________________________________________
___________
    2(b) Address or principal business office or, if none,
residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
____________________________________________________________
___________
    2(c) Citizenship:  A Delaware Corporation
____________________________________________________________
___________
    2(d) Title of class of securities:  Common Stock
____________________________________________________________
___________
    2(e) CUSIP No.:  957504103
____________________________________________________________
___________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
    (b) [x] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec.
240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section
3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-
1(b)(1)(ii)(J).

Item 4. Ownership

1.
    (a) Amount beneficially owned:   234,277   .
    (b) Percent of class:    9.7%   .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    1,800
 .
    (ii) Shared power to vote or to direct the vote
232,477   .
    (iii) Sole power to dispose or to direct the disposition
of
      0      .
    (iv) Shared power to dispose or to direct the
disposition of
  232,477   .

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [
].

Item 6. Ownership of More than 5 Percent on Behalf of
Another
Person.
See Exhibit 2

Item 7. Identification and Classification of the Subsidiary
Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.
Bankmont Financial Corp., a Parent Holding Company,
Filing on behalf of the following subsidiaries:

Harris Bankmont, Inc., a Parent Holding Company
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

Harris Bank Palatine, N.A., a bank
50 North Brockway Street
Palatine, IL 60678

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the
Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999.

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
         Alan G. McNally
         President

Schedule 13G
Exhibit 1

Harris Bank Palatine, N.A., is a wholly-owned subsidiary of Harris Bankmont, Inc., which is a wholly-owned subsidiary of Bankmont Financial Corp., which is a wholly-owned subsidiary of Bank of Montreal. Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Harris Bankmont, Inc. and Harris Bank Palatine, N.A. agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Dated:  February 12, 1999

BANK OF MONTREAL

BY:  (Velma J. Jones)
          Velma J. Jones
          Secretary


HARRIS BANKMONT, INC.

BY:  (Thomas R. Sizer)
          Thomas R. Sizer
          Secretary


HARRIS BANK PALATINE, N.A.

BY:  (Richard J. Fink, Jr.)
          Richard J. Fink, Jr.
          Senior Vice President


Schedule 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial Corporation, its parent company, Bank of Montreal, Bankmont Financial Corporation's wholly-owned subsidiary Harris Bankmont, Inc., and Harris Bankmont, Inc.'s wholly-owned subsidiary Harris Bank Palatine, N.A. which hold 232,477 of the shares reported in this filing as Trustee of the First Federal Savings and Loan Association of Westchester Employee Stock Ownership Plan. (the "Shares" and the "Plans").

These Shares are reported on the Cover Sheet and throughout this Schedule 13G. Under terms of the Plan, as amended, the Trustee is to vote the allocated Shares held by the Plan in accordance with the instructions received form the Company or Plan participants and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Plans participants. If no voting instructions or invalid voting instructions are received with respect to allocated Shares, the Trustee is to vote such Shares in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions are voted. With respect to allocated Shares, if no directions or invalid directions are received in connection with tendering Shares, the Trustee is to treat such allocated Shares as if participants instructed the Trustee not to dispose of such Shares. With respect to unallocated Shares, the Trustee is to vote such Shares, or dispose of such Shares in connection with tender offers, in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions or directions are voted or disposed.

The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security
Act of 1974.

The remaining 1,800 shares reported in this filing are held for various clients of Harris Bank Palatine, N.A. in the ordinary course of business.

Bank of Montreal, Bankmont Financial Corp., Harris Bankmont,
Inc. and Harris Bank Palatine, N.A. expressly disclaim the existence of a group for purposes other than this filing.